Exhibit 11

ALBEMARLE CORPORATION

COMPUTATION OF PRO FORMA EARNINGS PER SHARE

for the years ended December 31, 2002 and 2001

(In thousands except per share amounts)

	Pro Forma 2002	Pro Forma 2001
BASIC EARNINGS PER SHARE

Numerator:
Net income after effect of applying SFAS No. 123 “Accounting for Stock Based Compensation”	$73,051	$66,524

Denominator:
Average number of shares of common stock outstanding	42,104	45,766

Basic earnings per share	$1.74	$1.45

DILUTED EARNINGS PER SHARE

Numerator:
Net income after effect of applying SFAS No. 123 “Accounting for Stock Based Compensation”	$73,051	$66,524

Denominator:
Average number of shares of common stock outstanding	42,104	45,766
Shares issuable upon the assumed exercise of outstanding stock options and other common stock equivalents	1,033	758

Total pro forma shares	43,137	46,524

Diluted earnings per share	$1.69	$1.43